UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

November 15, 2007
Date of Report (Date of earliest event reported)

Thermo Fisher Scientific Inc.
(Exact name of registrant as specified in its charter)

Delaware	1-8002	04-2209186
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

81 Wyman Street, P.O. Box 9046	02454-9046
Waltham, Massachusetts	
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (781) 622-1000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year

Effective November 15, 2007, the Board of Directors of Thermo Fisher Scientific Inc. (the "Company") approved amendments to Sections 1, 2 and 5 of Article IV of the Company's Bylaws to allow the Company to issue uncertificated shares of stock in order to ensure compliance with the New York Stock Exchange ("NYSE") rules, which were revised to require that as of January 1, 2008, all securities listed on the NYSE must be eligible for a direct share registration system.

A copy of the Amendments to Bylaws of the Company is filed as Exhibit 3.1 to this Form 8-K.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

The following exhibits are filed herewith:

Exhibit No.	Description of Exhibit
3.1	Amendments to Bylaws of the Company

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, on this 15th day of November, 2007.

THERMO FISHER SCIENTIFIC INC.

By: /s/ Seth Hoogasian

      Name: Seth H. Hoogasian
      Title: Senior Vice President, General Counsel
              and Secretary

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
3.1	Amendments to Bylaws of the Company

Exhibit 3.1

Amendments to By-laws

Article IV, Section 1, is hereby deleted in its entirety and replaced with the following:

"Section 1. Shares of Stock. The shares of capital stock of the Corporation shall be represented by a certificate, unless and until the Board of Directors of the Corporation adopts a resolution permitting shares to be uncertificated. Notwithstanding the adoption of any such resolution providing for uncertificated shares, every holder of capital stock of the Corporation theretofore represented by certificates and, upon request, every holder of uncertificated shares, shall be entitled to have a certificate for shares of capital stock of the Corporation signed by, or in the name of the Corporation by, the Chairman or Vice-Chairman of the Board, the Chief Executive Officer, or the President or a Vice President, and by the Secretary or an Assistant Secretary, or the Treasurer or an Assistant Treasurer, certifying the class and number of shares of record owned by such stockholder in the Corporation. Any or all of the signatures may be a facsimile."

Article IV, Section 2, is hereby deleted in its entirety and replaced with the following:

"Section 2. Transfer of Shares of Stock. Stock of the Corporation shall be transferable in the manner prescribed by applicable law and in these By-Laws. Transfers of stock shall be made on the books of the Corporation, and in the case of certificated shares of stock, only by the person named in the certificate or by such person's attorney lawfully constituted in writing and upon the surrender of the certificate therefor, properly endorsed for transfer and payment of all necessary transfer taxes; or, in the case of uncertificated shares of stock, upon receipt of proper transfer instructions from the registered holder of the shares or by such person's attorney lawfully constituted in writing, and upon payment of all necessary transfer taxes and compliance with appropriate procedures for transferring shares in uncertificated form; provided, however, that such surrender and endorsement, compliance or payment of taxes shall not be required in any case in which the officers of the Corporation shall determine to waive such requirement. No transfer of stock shall be valid as against the Corporation for any purpose until it shall have been entered in the books of the Corporation by an entry showing from and to whom transferred."

Article IV, Section 5, is hereby deleted in its entirety and replaced with the following:

"Section 5. Regulations. The issue, transfer, conversion and registration of shares of stock shall be governed by such other regulations as the Board of Directors may establish."